Exhibit 99.145

For Immediate Release

TORQUE ESPORTS ANNOUNCES SHARES FOR DEBT TRANSACTION

TORONTO, ON, June 1, 2020 – Torque Esports Corp. (TSX-V: GAME) (OTCQB: MLLLF) (“Torque”, formerly Millennial Esports Corp.) today announced that it has entered into a shares for debt arrangement with Haywood Securities Inc. (“Haywood”) in relation to the settlement of certain unpaid financial advisory fees owing to Haywood. Under the terms of the arrangement, Torque will issue to Haywood an aggregate of 200,320 common shares at a deemed price per share of C$0.624, in full and final settlement of the remaining C$125,000 in professional fees owing to Haywood in connection with the provision of a fairness opinion to the board of directors of Frankly Inc. The issuance of the Torque common shares remains subject to the approval of the TSX Venture Exchange and, if and when issued, will be subject to a statutory four month hold period.

More About Torque Esports

Torque focuses on three areas - esports data provision, esport tournament hosting and esports racing.

Torque aims to revolutionize esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games, which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by Torque’s wholly-owned subsidiary IDEAS+CARS, Silverstone UK). With the proposed acquisition of simulator company Allinsports – Torque offers gamers everything from Free to Play mobile games to the highest end simulators.

Building on the leading position of Stream Hatchet, another Torque wholly-owned subsidiary, Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. Its tournament organizing arm, UMG Media Ltd., has recently added a digital tournament platform to its portfolio of assets in its ever-growing ecosystem.

For more information, visit www.torqueesport.com

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release include, but are not limited to, statements relating to the issuance of Torque shares in settlement of certain outstanding indebtedness. In respect of the forward-looking information contained herein, Torque has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time, including assumptions as to obtaining required regulatory approvals. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking information contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Torque does not assume any obligation to update or revise any forward-looking information, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For Further Information: Lou Schwartz (Co-CEO): 212-931-1200